EXHIBIT 99.1

B Communications Improves Its Financial Position Through Modifications to Its Financing
Agreement with a Consortium of Israeli Banks

Ramat Gan Israel, November 6, 2013 - Further to the report dated August 12, 2013, B Communications (Nasdaq: BCOM) today announced that it has finalized a new agreement with the Israeli bank consortium led by Bank Hapoalim, thereby modifying the financing agreement that it utilized to help finance its purchase of the controlling interest in Bezeq - The Israel Telecommunications Corp., Ltd. (“Bezeq”) in 2010.

The modifications are expected to immediately improve the Company’s financial position by gradually decreasing the amount of the Company’s repayments due through the end of 2016 and increasing the reserves available to the Company for distribution and other uses. The modification includes the following elements:

▪	Permits early repayment of NIS 400 million of the bank debt;

▪	Decreases the Company’s mandatory bank debt repayments by approximately NIS 150 million per year from approximately NIS 480 million per year to approximately NIS 330 million per year;

▪
Permits B Communications (SP2) Ltd. (“SP2”), the Company’s wholly-owned subsidiary that holds the Company’s  Bezeq shares, to pay the Company a dividend totaling NIS 250 million by November 10, 2013; and

▪	Revises existing covenants to allow the Company to cause SP2 to distribute most of the reserves that it accumulates to B Communications.

Commenting on the news, Mr. Doron Turgeman, B Communications’ CEO, said, “We are very pleased with this agreement and believe it represents the next step in our business development. For the past three years, we have met all of our business objectives while continuously decreasing our net financial debt - from NIS 5.3 billion in April 2010 to just NIS 2.7 billion today. This modification to our financing agreement creates a much more convenient repayment schedule that will enhance our liquidity and financial flexibility. We believe this will bring a significant improvement to our financial position and future cash flow."

About B Communications Ltd.

B Communications is a telecommunications-oriented holding company and its primary holding is its controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ). B Communications shares are traded on NASDAQ and the TASE under the symbol BCOM For more information please visit the following Internet sites:

www.bcommunications.co.il
www.ir.bezeq.co.il
www.eurocom.co.il
www.igld.com

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties.  Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission.  These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements.  Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.  We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:
Idit Cohen – IR Manager
idit@igld.com/ Tel: +972-3-924-0000
Investor relations contacts:
Mor Dagan - Investor Relations
mor@km-ir.co.il / Tel: +972-3-516-7620